

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2014

Via E-mail
Samrat S. Khichi, Esq.
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873

> **Re: Catalent, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 28, 2014**
> **File No. 333-193542**

Dear Mr. Khichi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Notes to the Consolidated Financial Statements
Note 1. Basis Of Presentation And Summary Of Significant Accounting Policies
Use of Estimates, page F-10

1. We acknowledge your revised disclosure and response to our previous comment 20. Please provide us with your complete materiality assessment that assesses the entire mix of information, both quantitatively and qualitatively, that supports your conclusion not to provide the equity-based compensation disclosures required by GAAP. Please see SAB Topic 1M. In your response, separately provide us with the information required by ASC 718-10-50-1 and 50-2 to help us understand your materiality assessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Edward P. Tolley III
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017